August 4, 2014

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jan Woo

Re:	Marathon Patent Group, Inc. Registration Statement on Form S-1 Filed June 24, 2014 File No. 333-196994

Dear Ms. Woo:

Marathon Patent Group, Inc. (the “Company”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated July 21, 2014, addressed to the Company’s Chief Executive Officer, Doug Croxall, with respect to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 24, 2014, file number 333-196994 (“Registration Statement”).

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

General

1.
Please be advised that we will send you comments regarding your confidential treatment request separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

Response: We acknowledge that the comments regarding the confidential treatment request need to be resolved prior to the effective date of the registration statement. As discussed with the Staff, we are filing separately a response to Staff’s comments regarding our confidential treatment request.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
For the Three Months Ended March 31. 2014, and 2013, page 24

2.
We note that you generated revenues from two settlement and license agreements for the three months ended March 31, 2014. Please revise your disclosure to provide context concerning the activities that resulted in this portion of your revenues. We refer you to comment 5 in our letter dated May 9, 2014 and comment 1 in our letter dated June 10, 2014 relating to the Form 10-K for the fiscal year ended December 31, 2013.

Response: We have revised our disclosure in Amendment No.1 to the Registration Statement to provide context concerning the activities that resulted in this portion of our revenues.

Selling Stockholders, page 47

3.
We note that to the best of your knowledge none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer other than as described in the footnotes. Please remove the knowledge qualifier.

Response: We have removed the knowledge qualifier.

Notes to Unaudited Consolidated Financial Statements Note 8—Subsequent Events
Completion of Acquisition, page F-51

4.
We note that On May 2, 2014, you completed the acquisition of certain ownership rights from TechDev Holdings, LLC, Granicus IP, LLC and The Spangenberg Family Foundation for the Benefit of Children's Healthcare and Education and pursuant to the agreement, you acquired 100% of the limited liability company membership interests of Dynamic Advances, LLC, IP Liquidity Ventures, LLC and Sarif Biomedical, LLC. Please tell us how you evaluated the significance of the acquisition pursuant to Rule 8-04 of Regulation S-X. To the extent the acquisition is significant, revise to include the financial statements required under Rules 8-04 and 8-05 of Regulation S-X.

Response: The Company evaluated the acquisitions relative to Rule 8-04 of Regulation S-X and determined that the financial statements were not required based on the following characteristics:

-	Two of the three entities had no revenue;
-
The third entity had no operating revenue and less than $25,000 in accrued interest revenue related to a promissory note in the amount of $550,000 (which is less than 5% of the assets of the Company) it held;

-	Only one of the three entities purchased by the Company owned any patents; the other two held only contract rights to the enforcement of patents owned by third parties;
-	For the entity that owned patents, they carried the value of those patents on their balance sheet at $0; and
-	Those patents purchased represented less than 3% of the Company’s total patent owned.

      Exhibit 23.1

5.
We note that the auditor consents to the inclusion of their report dated March 31, 2014 on the consolidated financial statements for the years ended December 31, 2013 and 2012. Please revise to indicate whether the auditor also consents to the inclusion of the balance sheets dated as of December 31, 2013 and 2012. Note that this also applies to your 10K/A for the fiscal year ended December 31, 2013. Also, revise to indicate whether the auditor consents to the reference to the firm as “experts” as disclosed on page 57 of the registration statement.

Response: We have revised the auditor’s consent to indicate that the auditor also consents to the inclusion of the balance sheets dated as of December 31, 2013 and 2012. We will make the same revision to our Form 10-K/A for the fiscal year ended December 31, 2013. We have also revised to indicate that the auditor consents to the reference to the firm as “experts” as disclosed on page 58 of the Registration Statement.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Harvey Kesner or Ed Schauder at (212) 930-9700.

Very truly yours,

Marathon Patent Group, Inc.

By:	/s/ Doug Croxall
Doug Croxall
Chief Executive Officer